UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission file number 1-13647

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
5330 East 31st Street
Tulsa, Oklahoma 74135

REQUIRED INFORMATION

The following financial statements for the Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan (the “Plan”) are included herein:

1.     An audited statement of net assets available for benefits as of the end of each of the fiscal years ended December 31, 2004 and 2003.

2.     An audited statement of changes in net assets available for benefits for the fiscal year ended December 31, 2004.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.

RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE

YEAR ENDED DECEMBER 31, 2004:
Statements of Net Assets Available for Benefits	5
Statement of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7 - 11

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2004:
Schedule H Line 4i - Schedule of Assets Held for Investment Purposes at End of Year	12
SIGNATURES	13
INDEX TO EXHIBITS	14

NOTE:

The accompanying financial statements have been prepared for the purpose of filing with the Department of Labor’s Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Dollar Thrifty Automotive Group, Inc.

Retirement Savings Plan

Tulsa, Oklahoma

We have audited the accompanying statements of net assets available for benefits of the Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Tulsa, Oklahoma

June 28, 2005

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003

ASSETS

INVESTMENTS, at fair value	$74,110,729	$59,849,491

RECEIVABLES:
Contributions receivable - employers	143,773	65
Contributions receivable - participants	201,492	-
Accrued investment income	129,948	74,621
Due from brokers for securities sold	5,461	99,035

Total receivables	480,674	173,721

TOTAL ASSETS	74,591,403	60,023,212

LIABILITIES:
Due to brokers for securities purchased	3,659	60,691

NET ASSETS AVAILABLE FOR BENEFITS	$74,587,744	$59,962,521

See notes to financial statements.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004

2004

ADDITIONS TO NET ASSETS:
Contributions:
Participants	$6,859,403
Employers	4,518,541
Rollovers	507,478

11,885,422
Investment income:
Net appreciation in fair value of investments	5,851,371
Interest and dividends	988,606

6,839,977

Total additions	18,725,399

DEDUCTIONS FROM NET ASSETS:
Distributions to participants	4,074,233
Administrative expenses	25,943

Total deductions	4,100,176

NET INCREASE	14,625,223

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	59,962,521

End of year	$74,587,744

See notes to financial statements.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2004 and 2003

1.	PLAN DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan (the “Plan”) is a defined contribution plan established for the benefit of eligible employees of Dollar Thrifty Automotive Group, Inc. (“DTG”), DTG Operations, Inc. and subsidiaries, Thrifty, Inc. and subsidiaries, and Dollar Rent A Car, Inc. (collectively, the “Companies” or the “Employers”). All employees of the Companies, except for employees of foreign subsidiaries or nonresident alien employees, who have one year of service and have attained the age of 21 or older are generally eligible to participate. Effective January 1, 2005, the Plan was modified to allow for immediate contribution to the Plan by a participant contingent on a participant satisfying the 21 years of age requirement. A participant becomes eligible to receive the Employers’ contribution after completion of one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan’s Summary Plan Description or the Plan Agreement for a more complete description of the Plan’s provisions. The terms used herein are as defined in the Plan document.

Basis of Presentation - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Bank of Oklahoma, N.A. (“Bank of Oklahoma” or the “Trustee”) holds and manages the assets of the Plan, maintains participant account records and makes distributions to Plan participants.

Participant Contributions - Participants may make elective contributions, through payroll deductions, from 1% to 100% of their annual compensation, as defined in the Plan document and subject to statutory limits. Participants may direct the investment of all contributions in one or more investment funds.

Employers’ Contributions - For each Plan year, the Employers contribute to the Plan matching contributions determined by the Employers at their discretion. In 2004, the Employers generally matched 100% up to 6% of the employees’ eligible compensation with 50% in cash and 50% in company stock.

Participant Accounts - Each participant’s account is credited with the participant’s contribution, the Employers’ matching contribution and an allocation of the Plan’s earnings based on units of participation, as defined in the Plan document. The benefit to which a participant is entitled is the vested portion of the amount credited to the participant’s account.

Vesting - Currently, participants are fully vested immediately in their voluntary contributions to their accounts plus actual earnings thereon. Beginning January 1, 2003, as part of the implementation of a “safe harbor contribution,” participants immediately vest in 100% of the Employers’ contributions made after January 1, 2003. The Employers' contributions to participant accounts contributed prior to January 1, 2003 vest at a rate of 20% for each completed year of service. Upon retirement, death or disability, participants become fully vested in their accounts.

Withdrawals, Loans and Benefit Payments - Participants may withdraw amounts from the vested portion of their accounts for purposes that qualify as hardships under Section 401(k) of the Internal Revenue Code. Hardship withdrawals may not exceed the actual expense incurred or to be incurred by the participant on account of such hardship.

Participants may request an in-service withdrawal of any or all vested account balances upon reaching 65 years of age, any or all of the Employers’ contribution after participating in the Plan for five years and reaching 65 years of age and any or all of a rollover contribution at any time.

Participants may obtain loans for a minimum of $1,000 from their accounts, subject to limitations as defined in the Plan document. Participant loans are evidenced by promissory notes, bear interest and are accounted for as investments by the Plan.

Upon termination of service, participants are entitled to receive a lump-sum distribution to the participant or elect a direct rollover to an Individual Retirement Account or another qualified plan for the benefit of the participant equal to the value of the vested portion of the participant’s account. Terminated participants, with vested account balances in excess of $5,000, may also elect to maintain their vested account balances within the Plan (no additional contributions are permitted) until retirement age is reached.

Forfeitures - Participants terminating employment prior to full vesting forfeit the nonvested portion of the Employers’ matching contributions. Such forfeitures are applied to reduce subsequent contributions from the Employers or to reduce the Plan’s administrative expenses. At December 31, 2004 and 2003, $66,304 and $55,843, respectively, of investments at fair value in the statements of net assets available for benefits represented unallocated forfeitures. Such amounts are invested in the American Performance Cash Management Fund.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant notes receivable are stated at amortized loan amounts. Receivable balances determined uncollectible are ultimately charged back to the individual participants as deemed distributions, which historically have not been significant.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Options - The following description of the Plan’s investment options is for general purposes only. Participants should refer to the information provided by Bank of Oklahoma for a more complete description of the Plan’s investment options and their respective underlying investment vehicles and investment objectives. Based on the various investment fund prospectuses, participants can invest their contributions, Employers’ matching contributions and rollovers in whole percentages in the following:

•	Dreyfus Appreciation Fund which invests primarily in common stocks of U.S. and foreign companies.
•	SEI Prime Obligation Cash Fund which invests in short term money market instruments.
•

SEI Bond Index Fund which invests in debt obligations issued or guaranteed by the U.S. government, foreign sovereign governments, municipalities or international agencies and investment-grade debt obligations issued by U.S. corporations.

•	T. Rowe Price New Horizons Fund which invests in common stocks of small and mid-capitalization growth companies.

•	Dollar Thrifty Automotive Group, Inc. Stock Fund which invests in the common stock of Dollar Thrifty Automotive Group, Inc. with a small portion (2% - 7%) held in cash to facilitate daily transfers.
•	Vanguard Institutional Index Fund which invests in common stocks that comprise the S&P 500 Index.
•	American Funds EuroPacific Growth Fund which invests in strong growing companies based primarily in Europe and the Pacific Basin.
•	Dodge & Cox Balanced Fund which invests in a diversified portfolio of common stocks, preferred stocks and fixed-income securities.
•	Dodge & Cox Stock Fund which invests in a diversified portfolio of common stocks.
•	William Blair Value Discovery I Fund which invests in equity securities of small companies. This fund was replaced by the American Aadvantage Small Cap Value Fund in December 2004.
•

American Aadvantage Small Cap Value Fund which invests primarily in common stocks of small capitalization U.S. companies. This investment option became available to Plan participants in December 2004. Beginning March 2005, the fund was renamed American Beacon Small Cap Value Fund.

•	TCW Galileo Select Equities I Fund which invests in common stocks of larger, well-established companies.

Plan Administration Costs - Plan administration costs have been borne by the Companies, with the exception of $25,943 in administrative expenses paid by the Plan from unallocated forfeitures in 2004.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

2.	INVESTMENTS

The following table presents investments that represent five percent or more of the Plan’s net assets:

	December 31, 2004		December 31, 2003

	Units, Shares		Units, Shares
	or Principal	Fair	or Principal	Fair
	Amount	Value	Amount	Value

Vanguard Institutional Index Fund	125,066	$13,846,057	116,299	$11,836,942
Dollar Thrifty Automotive Group, Inc. Stock Fund	302,568	9,137,554	246,785	6,401,603
Dreyfus Appreciation Fund	229,593	8,882,968	223,578	8,303,684
Dodge & Cox Balanced Fund	110,565	8,773,342	91,595	6,690,113
T. Rowe Price New Horizons Fund	272,183	7,958,632	266,216	6,602,158
SEI Prime Obligation Cash Fund	7,413,653	7,413,653	6,622,343	6,622,343
SEI Bond Index Fund	402,896	4,339,185	381,931	4,182,150
Participant loans	3,840,532	3,840,532	3,140,992	3,140,992
Dodge & Cox Stock Fund	29,467	3,837,210	18,270	2,078,760

During the year ended December 31, 2004, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in fair value as determined by market quotes as follows:

Year Ended December 31, 2004

Registered investment companies	$4,554,074
DTG common stock	1,297,297

Net appreciation in fair value of investments	$5,851,371

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

3.	TAX STATUS

The Plan obtained its latest determination letter on February 20, 2003, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. As such, they believe the Plan is qualified and the related trust is tax exempt; therefore, no provision for income taxes has been included in the Plan’s financial statements.

The portion of a participant’s compensation contributed to the Plan as a pre-tax contribution and the Employers’ matching contribution are generally not subject to Federal income tax when such contributions are credited to participant accounts. These amounts and any investment earnings may be included in the participant’s gross taxable income for the year in which such amounts are withdrawn from the Plan.

4.	PLAN TERMINATION

Although they have not expressed any intent to do so, the Employers have the right under the Plan Agreement to discontinue their contributions at any time and terminate the Plan subject to provisions of the Plan and ERISA. In the event of Plan termination, Plan funds would be used solely for the benefit of the participants and their beneficiaries, as prescribed by law.

******

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

SCHEDULE H LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
AS OF DECEMBER 31, 2004

		(c)
	(b)	Description of Investment Including		(e)
	Identity of Issuer, Borrower,	Maturity Date, Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value

*	Bank of Oklahoma, N.A.	American Performance Cash Management Fund,
		154,081 units	$154,081	$154,081
	Dreyfus Corporation	Dreyfus Appreciation Fund, 229,593 units	8,809,506	8,882,968
	SEI Corporation	SEI Prime Obligation Cash Fund, 7,413,653 units	7,413,653	7,413,653
	SEI Corporation	SEI Bond Index Fund, 402,896 units	4,390,142	4,339,185
	Vanguard Group	Vanguard Institutional Index Fund, 125,066 units	12,233,932	13,846,057
	T. Rowe Price Investment Services, Inc.	T. Rowe Price New Horizons Fund, 272,183 units	6,215,431	7,958,632
	American Funds Distributors, Inc.	American Funds EuroPacific Growth Fund,
		90,445 units	2,759,811	3,221,652
*	Dollar Thrifty Automotive Group, Inc.	Dollar Thrifty Automotive Group, Inc. Stock Fund,
		302,568 shares	6,638,871	9,137,554
	Dodge & Cox	Dodge & Cox Balanced Fund, 110,565 units	7,413,527	8,773,342
	Dodge & Cox	Dodge & Cox Stock Fund, 29,467 units	3,199,284	3,837,210
	AMR Investment Services	American Aadvantage Small Cap Value Fund, 82,290 units	1,668,015	1,666,369
	TCW Group	TCW Galileo Select Equities I Fund, 53,090 units	888,289	1,039,494

			61,784,542	70,270,197

*	Plan participants	Participant loans (1)	3,840,532	3,840,532

	Total investments		$65,625,074	$74,110,729

*	Issuer is a party-in-interest to the Plan.

(1)

Individual participant loan balances are not separately disclosed because of the confidential nature of the loans and because participants are borrowing funds from their own vested accounts. Interest rates on the participant loans at December 31, 2004 range from 3.4% to 9.3% with maturities through June 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Administrative Committee, as Plan Administrator of the Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.

RETIREMENT SAVINGS PLAN

By:   401(k) Administrative Committee, as Plan

Administrator

Date: June 28, 2005	By: /s/ MICHAEL H. MCMAHON
Michael H. McMahon
Committee Chairman

INDEX TO EXHIBITS

Exhibit No.	Description

23.24	Consent of Deloitte & Touche LLP regarding Registration Statement on Form S-8, Registration No. 333-89189